

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



October 15, 2002

Matthew A. Chambers
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, DC 20037-1420

Re: Farmer Bros. Co.
Incoming letter dated August 26, 2002

Dear Mr. Chambers:

This is in response to your letter dated August 26, 2002 concerning the shareholder proposal submitted to Farmer Bros. by Mitchell Partners. We also have received a letter from the proponent dated September 12, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, CA 92626

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

399 PARK AVENUE
NEW YORK, NY 10022-4697
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

100 LIGHT STREET
BALTIMORE, MD 21202-1036
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

1600 TYSONS BOULEVARD
10TH FLOOR
TYSONS CORNER, VA 22102-4859
TELEPHONE (703) 251-9700
FACSIMILE (703) 251-9797

4 CARLTON GARDENS
LONDON SW1Y5AA, ENGLAND
TELEPHONE 011 (44) (20) 7872-1000
FACSIMILE 011 (44) (20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS, BELGIUM
TELEPHONE 011 (32) (2) 285-4900
FACSIMILE 011 (32) (2) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN, GERMANY
TELEPHONE 011 (49) (30) 2022-6400
FACSIMILE 011 (49) (30) 2022-6500

MATTHEW A. CHAMBERS
(202) 663-6591
MCHAMBERS@WILMER.COM

August 26, 2002

VIA HAND DELIVERY

Paula Dubberly, Esq.
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Farmer Bros. Co.
Shareholder Proposal of Mitchell Partners, L.P.

Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ms. Dubberly:

This letter is to inform you that it is the intention of our client, Farmer Bros. Co. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Mitchell Partners, L.P. ("Mitchell Partners") proposing that the Company's bylaws be amended to provide that:

- "A majority of the directors serving shall be qualified as independent" (the "Board Proposal"); and

- The board shall designate an Audit Committee, a Compensation and Stock Incentive Committee, a Nominating Committee, and a Strategic Issues Committee, each of which shall consist only of independent directors, and each with at least three directors (the "Committee Proposal," and, together with the Board Proposal, the "Independence Proposals"); and

- shareholder voting for the election of directors will be done through cumulative voting and "notwithstanding any other provisions of the bylaws, shareholder rights to cumulate votes for the election of directors and to call special meetings . . . may be eliminated only if approved by at least 75% of outstanding shares" (the "Voting Proposal").

The Board Proposal defines an "independent director" as "one who has not had any relationship with the [Company] or its affiliates during the past five years other than as a director or shareholder of the [Company], except those past relationships which are (a) fully disclosed in the [Company's] proxy statements and (b) deemed insignificant and non-conflicting by a majority of the other independent directors."

The Proposal and Supporting Statement are attached hereto as Exhibit 1.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and Supporting Statement from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mitchell Partners, informing them of the Company's intention to omit the Proposal and Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of its definitive 2002 Proxy Materials on or after November 26, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal and Supporting Statement may properly be excluded from the 2002 Proxy Materials. We believe the Independence Proposals submitted by Mitchell Partners may properly be excluded pursuant to the following rules:

1. Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Independence Proposals; and

2. Rule 14a-8(i)(8), because the Independence Proposals relate to the election of directors.

In addition, we believe the entire Proposal (*i.e.*, the Independence Proposals and the Voting Proposal) may properly be excluded pursuant to Rule 14a-8(i)(3) because the Supporting Statement is false and materially misleading in violation of the proxy rules.

I. The Independence Proposals may be excluded under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement them.

It is well-established that proposals may be excluded pursuant to Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Independence Proposals because the Company's board cannot guarantee either the election of "independent" directors or that a sufficient number of independent directors will be elected to staff the committees addressed in the Committee Proposal.

To implement the Board Proposal requiring a majority of the Company's directors to satisfy Mitchell Partners' definition of independence, the Company's board would have to require the election of a sufficient number of directors who satisfy the definition. To implement the Committee Proposal, the Company's board would be required to ensure that enough directors satisfying Mitchell Partners' definition are elected to appropriately fill the specified committees. As discussed below, because a board cannot ensure or require certain types of persons to be elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.

In a long and growing line of letters, the Staff has acknowledged that the imposition of independence requirements is beyond the power of the board to effectuate because the shareholders, rather than the board, elect directors. In a recent letter to Marriott International, Inc., the Staff agreed with the company that it could exclude three shareholder proposals that, similar to the Independence Proposals, would recommend the board "take the necessary steps" to ensure the board as a whole, and certain committees of the board, had a certain number of "independent" director/members.[1] Marriott argued that the board could not ensure or require certain types of persons be elected as directors or fill the specified committees. The Staff agreed with Marriott that the proposals could be excluded as "beyond the power of the board of directors to implement."[2]

The Boeing Company also recently received a proposal that would have required directors on key board committees to meet the proponent's definition of independence. In that case, the Staff allowed the proposal to be excluded under Rule 14a-8(i)(6). The Staff stated that, in its view, "it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria."[3] The Staff's statements in the Boeing

[1] Marriott International, Inc., SEC No-Action Letter (Feb. 26, 2001).

[2] *Cf.* Murphy Oil Corp., SEC No-Action Letter (Mar. 10, 2002) (refusing to grant no-action relief under Rule 14a-8(i)(6) when the proponent's proposal contained an "escape clause" permitting non-compliance with the independence proposals under certain circumstances). There is no such "escape clause" in the Independence Proposals.

[3] Boeing Co., SEC No-Action Letter (Feb. 22, 1999).

letter are consistent with a long-standing line of earlier Staff interpretations recognizing that a board cannot ensure election of a particular person or type of person and acknowledging that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement.[4]

Last year, the Staff permitted PG&E Corporation to exclude a shareholder proposal recommending a bylaw that persons who were independent directors be appointed to certain key board committees.[5] PG&E argued, based on California state corporate law,[6] that it lacked the authority to guarantee or enforce the election of any particular person or type of person as a director; indeed, the election of directors is the province of the shareholders. Like PG&E, the Company is a California corporation governed by the California General Corporation Law ("CGCL"). Pursuant to CGCL Section 300(a) and the Company's restated articles of incorporation and bylaws, the Company's directors are elected by the Company's stockholders. The CGCL and the Company's restated articles of incorporation and bylaws also provide that the Company's Board of Directors may delegate its power and authority with regard to certain aspects of the Company's business to committees comprised of one or more directors. Thus, only the Company's stockholders may determine who is to serve as a director, and only directors may serve on committees of the board. Because the board does not control who is elected as a director, it is not within the power of the Company's board to guarantee or enforce the election of any particular person or type of person as a director at the Company's annual meetings, much less to require or ensure that a sufficient number of persons meeting certain criteria are elected to comprise a specified percentage of the board or to appropriately fill specified committees.

In addition, the definition of "independence" in the Board Proposal is circular and may well make it impossible to determine who is "independent" and who is not.[7] The Independence Proposals require a determination of whether a director's past relationship with the Company renders the director independent to be made by "a majority of the other independent directors." But unless directors who have had <u>no</u> past relationship with the Company, other than as a

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[4] *See* Ameritech Corp., SEC No-Action Letter (Dec. 29, 1994); U.S. West, Inc., SEC No-Action Letter (Dec. 22, 1993); American Telephone & Telegraph Co., SEC No-Action Letter (Dec. 13, 1985).

[5] *See* PG&E Corp., SEC No-Action Letter (Jan. 22, 2001).

[6] The Company is incorporated under the laws of the State of California.

[7] In this regard, we note that while the NASD has recognized the role of a company's board in evaluating independence, a determination of independence is left to the *entire* board of directors, not just the "independent" directors. NASD Rule 4200 defines an "independent director" as "a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director." The rule goes on to list specific persons who may not be classified as "independent" by the board.

director or shareholder, are in office, there will be no one qualified to determine whether past relationships render the elected directors independent or not.

The Independence Proposals submitted by Mitchell Partners are substantially similar to the Marriott, Boeing, and PG&E examples cited above. The Independence Proposals would adopt bylaw amendments to ensure that the specified committees are composed entirely of independent directors and that a certain number of independent directors serve on the board. To implement the Independence Proposals the board would have to ensure or require that directors who satisfy specified criteria be elected; however, this is a matter which under California law is within the power of stockholders and beyond the board's power or authority to implement. Also, because of the circular definition of "independence," it may be impossible to determine who is independent and can be appointed to a committee.

II. The Independence Proposals may be omitted under Rule 14a-8(i)(8) unless revised because they relate to the election of directors.

A proposal may be omitted under Rule 14a-8(i)(8) if it "relates to an election for membership on the company's board of directors or analogous governing body."

Neither the Company's certificate of incorporation nor its bylaws impose any qualifications or restrictions on who the shareholders may elect as directors. The Board Proposal would amend the bylaws to require that the Company's Board of Directors consist of a majority of "independent" directors, while the Committee Proposal would require that only "independent" directors serve on specified board committees. By imposing such a qualification for service on the board or on a board committee, the Independence Proposals would disqualify current directors who do not satisfy Mitchell Partners' definition of "independence" from service and would make director nominees standing for election ineligible if their election would result in a majority of the directors not being "independent." By not excluding the Independence Proposals' application to existing directors or nominees, the Independence Proposals attempt to circumvent the procedures contained in Rule 14a-11, which governs election contests.

The Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement if not appropriately revised.[8] Consequently, the Independence Proposals relate to the election of directors and are excludable under Rule 14a-8(i)(8).

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[8] *See* Raytheon Co., SEC No-Action Letter (Mar. 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); General Dynamics Corp., SEC No-Action Letter (Mar. 25, 1992) (proposal to require the board to consist of a majority of independent directors); Waste Management, Inc., SEC No-Action Letter (Mar. 8, 1991) (proposal to require the board to consist of a majority of independent directors); Dillard Department Stores, Inc., SEC No-Action Letter (Mar. 7, 1991) (proposal to require the board to consist of a majority of independent directors); Pacificorp, SEC No-Action Letter (Mar. 3, 1989) (proposal requiring directors to own and hold a minimum number of shares).

III. The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) because the Supporting Statement contains materially misleading statements in violation of the proxy rules.

Rule 14a-8(i)(3) permits companies to exclude a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules . . . prohibit[ing] materially false or misleading statements in proxy soliciting materials." The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision.[9]

Virtually every sentence in the Supporting Statement is in violation of the proxy rules. The very first sentence of the Proposal asserts that the Proposal will "assure effective, independent monitoring and reporting of the [Company's] management by directors representing the interests of all shareholders." This statement is materially misleading for at least three reasons: (i) it is stated as fact, but reflects a conclusory opinion that lacks any factual basis, (ii) there is no basis for asserting that the criteria submitted in the Independence Proposals can "assure" independence, and (iii) it implies, without factual basis, that current management does not represent the interest of all shareholders. Mitchell Partners provide no factual support for these claims and fail to qualify the statement with precatory language indicating that it represents the proponent's personal opinions.

In addition to the initial sentence of the Proposal, the first sentence of the Supporting Statement is likewise unduly inflammatory, vague, and not supported by any factual basis. The sentence declares that the Company "should be run like" a public company "for the benefit of all its shareholders according to currently accepted standards." The clear implications are that (i) the Company is not currently "run like" a public company, (ii) the Company is not currently run for the benefit of all of its shareholders, and (iii) the Company is not currently run according to currently accepted standards, yet none of these assertions has any factual support or any language indicating these allegations are simply the opinion of Mitchell Partners. Similarly, there is no citation or specific references to the later assertion that the Proposal will establish a board like "virtually all recognized authorities consider essential to effective corporate governance." Indeed, the Company, as a Nasdaq-listed company, is bound by the corporate

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[9] *See* Philip Morris Companies Inc., SEC No-Action Letter (Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); Detroit Edison Co., SEC No-Action Letter (Mar. 4, 1983) ("the tenor of the proposal, taken as a whole, . . . that the Company has done something improper or illegal," without factual foundation, provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

governance rules promulgated by the NASD. In addition, the Proposal and the Supporting Statement fail to note the differences between the definition of "independence" in the Proposal and those put forth by such "recognized authorities" as the NASD.

Finally, the Supporting Statement unduly characterizes cumulative voting as the key to shareholder representation, failing to explain the practical effect of cumulative voting: to increase the voting power of minority shareholders.

As a result, even if one were to view the Proposal as not excludable in its entirety, the Supporting Statement must be substantially revised before it complies with Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please do not hesitate to call me at (202) 663-6591 if I can be of further assistance in this matter.

Sincerely,

Matthew A. Chambers / bkb

Matthew A. Chambers

MITCHELL PARTNERS, L.P.

SECURITIES INVESTMENTS

3187-D AIRWAY AVENUE
COSTA MESA, CALIFORNIA 92626
(714) 432-5300
FAX (714) 432-5303

JAMES E. MITCHELL, GENERAL PARTNER

June 25, 2002

By telecopier and overnight delivery

Farmers Bros. Co.
20333 South Normandie Avenue
Torrance, California 90502

Attention: Corporate Secretary

Dear Sir or Madam;

Mitchell Partners, L.P. formerly known as Capital Investors Ltd., has beneficially owned shares of Farmers Bros. Co. ("Company") having a market value of more than $2,000 continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the accompanying proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative.

We are the beneficial owner of shares in street name in addition to the shares held in the name of Capital Investors, Ltd. A statement from the record holder of street name shares will be furnished to you upon your request. Please let us know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

Mitchell Partners, L.P.

By: 
James E. Mitchell
General Partner

Attachment: Proposal and Supporting Statement

PROPOSAL: EFFECTIVE CORPORATE GOVERNANCE STANDARDS

To assure effective, independent monitoring and reporting of the corporation's management by directors representing the interests of shareholders, it is proposed that the Articles of Incorporation of Farmers Bros. Co. be amended to add a new Article stating the following:

SIXTH:
Sections 1. In electing directors of this corporation, shares may be cumulated and there shall be only one class of directors. Special meetings may be called for the election of directors, or for any other purpose, by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. The provisions of this section may be modified only by a vote of at least 75% of the outstanding shares.

Section 2. A majority of the directors serving shall be qualified as independent. An "independent" director is one who has not had any relationship with the corporation or its affiliates during the past five years other than as a director or shareholder of the corporation, except those past relationships which are (a) fully disclosed in the corporation's proxy statements and (b) deemed insignificant and non-conflicting by a majority of the other independent directors. If at any time a majority of directors serving are not independent directors elected by shareholders, then any director may call a special meeting of shareholders for the purpose of electing directors.

Section 3. The board of directors shall designate the committees specified in this section, each consisting of only independent directors as defined in Section 2 of this article, and each with at least three directors. These committees shall have authority to engage such advisers, experts, agents or others as may be appropriate to perform their duties. The specified committees, and the authority delegated to the extent permitted by applicable laws, are:

(a) an Audit Committee, for matters concerning the auditing of financial statements, including but not limited to exclusive responsibility for the engagement of auditors, and the reporting of information to investors;

(b) a Compensation and Stock Incentive Committee, for matters concerning the compensation of officers and directors and the management of incentive and pension plans, including any employee stock trusts;

(c) a Nominating Committee, for the review and nomination of director candidates; and

(d) a Strategic Issues Committee, for matters concerning the recommendation of strategic alternatives, including the development of management resources and succession planning.

SUPPORTING STATEMENT

Farmer Bros. is a public company and should be run like one, for the benefit of all its shareholders, according to currently accepted standards. This proposal will establish the kind of independent board that virtually all recognized authorities consider essential to effective corporate governance. It will also establish processes, including the restoration of cumulative voting, for representation of shareholder interests.

It is up to shareholders to vote for or against corporate governance standards designed to make the Company responsive to its shareholders.

RECEIVED
JUN 27 2002
SECRETARY

MITCHELL PARTNERS, L.P.

SECURITIES INVESTMENTS

3107-D AIRWAY AVENUE
COSTA MESA, CALIFORNIA 92626
(714) 432-5300
FAX (714) 432-5303

JAMES E. MITCHELL, GENERAL PARTNER

June 27, 2002

By telecopier and overnight delivery

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Attention: Corporate Secretary

Dear Sir or Madam:

Please be advised that Mitchell Partners, L.P., wishes to modify the proposal submitted on June 25, 2002 for inclusion in the Company's proxy statement for the next meeting of stockholders. The revised proposal and the accompanying supporting statement are attached.

Please let us know, at the mailing address shown on this letterhead, if you have any questions about this change or require any additional information.

Very truly yours,

Mitchell Partners, L.P.

By: 

James E. Mitchell

General Partner

Attachment: Proposal [revised] and Supporting Statement

PROPOSAL: EFFECTIVE CORPORATE GOVERNANCE STANDARDS

To assure effective, independent monitoring and reporting of the corporation's management by directors representing the interests of all shareholders, it is proposed that the Bylaws be amended to delete that portion of Article II, Section 9 which had eliminated shareholder rights to cumulate votes in the election of directors and to add the following new sections:

Article III, Section 15. INDEPENDENT DIRECTORS. A majority of the directors serving shall be qualified as independent. An "independent" director is one who has not had any relationship with the corporation or its affiliates during the past five years other than as a director or shareholder of the corporation, except those past relationships which are (a) fully disclosed in the corporation's proxy statements and (b) deemed insignificant and non-conflicting by a majority of the other independent directors. If at any time a majority of directors serving are not independent directors elected by shareholders, then any director may call a special meeting of shareholders for the purpose of electing directors.

Article IV, Section 3. INDEPENDENT COMMITTEES. The board shall designate the committees specified in this section, each consisting of only independent directors as defined in Section 2 of this article, and each with at least three directors. These committees shall have authority to engage such advisers, experts, agents or others as may be appropriate to perform their duties. The specified committees, and the authority delegated to the extent permitted by applicable laws, are
(a) an Audit Committee, for matters concerning the auditing of financial statements, including but not limited to exclusive responsibility for the engagement of auditors, and the reporting of information to investors;
(b) a Compensation and Stock Incentive Committee, for matters concerning the compensation of officers and directors and the management of incentive and pension plans, including any employee stock trusts;
(c) a Nominating Committee, for the review and nomination of director candidates; and
(d) a Strategic Issues Committee, for matters concerning the recommendation of strategic alternatives, including the development of management resources and succession planning.

Article IX, Section 3. SHAREHOLDER REPRESENTATION. Notwithstanding any other provisions of the bylaws, shareholder rights to cumulate votes for the election of directors and to call special meetings as permitted by the California Corporations Code may be eliminated only if approved by at least 75% of outstanding shares. Section 15 of Article III relating to Independent Directors and Section 2 of Article IV relating to Independent Committees may by amended only by a majority of outstanding shares.

SUPPORTING STATEMENT

Farmer Bros. is a public company and should be run like one, for the benefit of all its shareholders, according to currently accepted standards. This proposal will establish the kind of independent board that virtually all recognized authorities consider essential to effective corporate governance. It will also establish processes, including the restoration of cumulative voting, for representation of shareholder interests.

It is up to shareholders to vote for or against corporate governance standards designed to make the Company responsive to its shareholders.

MITCHELL PARTNERS, L.P.
SECURITIES INVESTMENTS

3187-D AIRWAY AVENUE
COSTA MESA, CALIFORNIA 92626
(714) 432-5300
FAX (714) 432-5303

JAMES E. MITCHELL, GENERAL PARTNER

September 12, 2002

Keir D. Gumbs, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
- Shareholder proposal for independent board
- August 26, 2002 letter addressing Rule 14a-8

Dear Mr. Gumbs:

In response to the August 26, 2002 letter from Wilmer Cutler & Pickering on behalf of Farmer Bros. Co. management, Mitchell Partners, L.P., does not believe that management's stated intention to exclude our proposal for an independent board ("Proposal") is consistent with either Rule 14a-8 or the interests of shareholders.

First, however, we should state that we have no objection to making revisions to clarify our Proposal or its Supporting Statement. We had hoped that the proposed procedures and explanations were adequately stated within the 500 word limit, but would welcome the Staff's advice of any matters which may confuse or mislead shareholders. It should be noted that Farmer Bros. management had not informed us of any concerns about the clarity of our Proposal prior to seeking your concurrence to exclude it from the Company's proxy statement. We would nevertheless welcome their advice now, if offered constructively for the purpose of properly informing shareholders rather than as a justification for depriving them of the right to vote.

Addressing the expressed belief of Farmer Bros. management that our Proposal may be excluded pursuant to Rule 14a-8(i) (6), we do not understand their arguments. Management seems to question the right of shareholders to establish any qualifications for directors, and to claim that any such qualifications would conflict with shareholder rights to elect directors, or could not be implemented. Although their letter refers to California law, Farmer Bros. management has not actually identified any specific provision which would be inconsistent with establishing qualifications or restrictions for directors. We are not aware of any such law, and if one existed it would certainly disrupt currently accepted practices. In fact, our Proposal's requirements of independent directors are similar to those which have been successfully implemented by an increasingly large proportion of publicly traded companies, and are also similar to those of the recent Sarbanes-Oxley Act as well as the long-standing Investment Company Act of 1940.

Farmer Bros. management's argument that the Proposal cannot be implemented for procedural reasons is inconsistent with our reading of the Company's bylaws. We are not aware of any restriction, in the bylaws or in California law, of the board's authority to increase or decrease the number of its members and to fill vacancies, or to adopt such other procedures as they see fit to accommodate the increasingly common requirement of majority independence. We provided one procedure ourselves within the Proposal's 500 word limit, giving any director the authority to call a special meeting for the election of directors in the event that a majority of directors are not independent. We will be pleased to add more provisions or periods for compliance to our Proposal, if the Staff believes that such revisions would benefit shareholders.

The arguments presented by Farmer Bros. management relating to Rule 14a-8(i) (8) appear to confuse the establishment of qualifications with the process of electing directors. For one thing, our Proposal has been submitted for voting at the same shareholder meeting which will elect directors for all of the seats on the Company's board. And, as noted above, there are no restrictions on the board's authority to adopt provisions accommodating any transition requirements. Again, though, we are willing to revise our Proposal if the Staff believes that the definition of additional procedures or periods for compliance would benefit shareholders.

Referring to Farmer Bros. management's arguments based on Rule 14a-8 (i) (3), we would not have expected anyone to interpret our statements as they suggest. For example, we said in our Supporting Statement that the Proposal "will also establish processes, including the restoration of cumulative voting, for representation of shareholder interests." Farmer Bros. management has claimed, on page 7 of their letter, that this simple statement "unduly characterizes cumulative voting as the key to shareholder representation, failing to explain the practical effect of cumulative voting: to increase the voting power of minority shareholders." We do not believe that our statement would be interpreted as meaning that we consider cumulative voting to be "the key" rather than one of many keys to representation of shareholder interests. But we agree with Farmer Bros. management that our Supporting Statement could be improved by adding an explanation of cumulative voting for any shareholders who maybe unfamiliar with its operation and benefits. We were unable to fit such an explanation within the 500 word limit, understanding that supporting statements are optional rather than required in shareholder proposals. We would welcome an exemption from that limit to add this further explanation.

Finally, we note that Farmer Bros. management has not provided any California legal opinions in support of their interpretations of applicable state law. We therefore assume that there is no need for us to do so.

Please let us know what additional information you may find useful. Our intent is to present a Proposal that will benefit shareholders, and we will welcome your guidance.

Very Truly Yours,
Mitchell Partners, L.P.



By James E. Mitchell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Farmer Bros. Co.
Incoming letter dated August 26, 2002

The proposal seeks to amend Farmer Bros' bylaws to create a procedure to have a majority of the board of directors be "independent," to form board committees composed entirely of independent directors and allow for cumulative voting in board elections.

There appears to be some basis for your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Farmer Bros. omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Farmer Bros. relies.

Sincerely,



Keir Devon Gumbs
Special Counsel